# APPENDIX A:
# INVESTMENT RISKS

## LIMITED OPERATING HISTORY

With only one year of operating in the model of a Brick & Mortar, Hot Oven Cookies is a newly established entity and has short history for prospective investors to consider.

## PENDING LITIGATION

The owners of Hot Oven Cookies are defendants in a civil suit regarding their commercial lease in Springfield, MA. The case is pending settlement and there is risk that a negative outcome could impact the business and this investment. However, it should also be noted that the owners of Hot Oven Cookies have made a counterclaim for breach of contract, which is also pending.

## LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

## YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hot Oven Cookies to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

## LIMITED SERVICES

Hot Oven Cookies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

## COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hot Oven Cookies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hot Oven Cookies's core business or the inability to compete successfully against the with other competitors could negatively affect Hot Oven Cookies's financial performance.

## RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Hot Oven Cookies's management or vote on and/or influence any managerial decisions regarding Hot Oven Cookies. Furthermore, if the founders or other key personnel of Hot Oven Cookies were to leave Hot Oven Cookies or become unable to work, Hot Oven Cookies (and your investment) could suffer substantially.

## FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hot Oven Cookies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the

forecasts provided herein. Additionally, Hot Oven Cookies is a newly established entity and therefore has no operating history from which forecasts could be projected with.

## INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

## THE COMPANY MIGHT NEED MORE CAPITAL

Hot Oven Cookies might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hot Oven Cookies is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

## CHANGES IN ECONOMIC CONDITIONS COULD HURT HOT OVEN COOKIES

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hot Oven Cookies's financial performance or ability to continue to operate.

## NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hot Oven Cookies nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

## INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

## LACK OF ONGOING INFORMATION

Hot Oven Cookies will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hot Oven Cookies is allowed to stop providing annual information in certain circumstances.

## UNINSURED LOSSES

Although Hot Oven Cookies will carry some insurance, Hot Oven Cookies may not carry enough

insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hot Oven Cookies could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hot Oven Cookies's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Hot Oven Cookies's management will coincide: you both want Hot Oven Cookies to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hot Oven Cookies to act conservative to make sure they are best equipped to repay the Note obligations, while Hot Oven Cookies might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Hot Oven Cookies needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hot Oven Cookies or management), which is responsible for monitoring Hot Oven Cookies's compliance with the law. Hot Oven Cookies will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Hot Oven Cookies is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Hot Oven Cookies fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Hot Oven Cookies, and the revenue of Hot Oven Cookies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is

your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Hot Oven Cookies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.